SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Portugal Telecom

Consolidated Report

First Quarter 2014

Consolidated report

First quarter 2014

01 Financial review	4

02 Business performance	13

Portuguese telecommunication businesses	13

International businesses	19

Consolidated financial statements	20

Additional Information	46

Glossary	47

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company”refer to Portugal Telecom and its subsidiaries or any of them as the context.

Telecommunications in Portugal

Customer segment (Euro million)	Revenues
Residential	179
Personal	151
Enterprise	190
Other	93
Total	613

Telecommunications in Brazil (Oi) (a)

Customer segment	Revenues (R$million, 100%)
Residential	2,552
Personal	2,166
Enterprise	2,091
Other	66
Total	6,877

(a) This stake is accounted through the equity method.

Other telecommunications businesses

			Revenues (Euro million)
Unitel 25% (a)	> Angola	> Mobile		(b)
MTC 34% (a)	> Namibia	> Mobile	38
CVT 40% (a)	> Cape Verde	> Wireline, mobile	16
Timor Telecom 44%	> East Timor	> Wireline, mobile	9
CST 51% (a)	> São Tomé e Príncipe	> Wireline, mobile	3

(a) These stakes are held by Africatel, which is controlled 75% by PT. (b) This stake is accounted through the equity method.

Other businesses

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%]; Call centres and telemarketing services [Contax in Brazil 44.4% and PT Contact 100%];

01
Financial review

Consolidated income statement

Consolidated income statement (1)	Euro million

	1Q14	1Q13	y.o.y
Operating revenues	690.0	717.6	(3.9)%
Portugal (2)	612.6	634.4	(3.4)%
Residential	178.8	179.2	(0.2)%
Personal	150.9	158.6	(4.9)%
Enterprise	190.0	203.2	(6.5)%
Wholesale, other and eliminations	92.9	93.4	(0.5)%
Other and eliminations	77.4	83.2	(7.0)%
Operating costs (3)	410.7	427.7	(4.0)%
Wages and salaries	100.2	108.8	(7.9)%
Direct costs	114.8	114.4	0.3%
Commercial costs	55.3	63.9	(13.4)%
Other operating costs	140.3	140.6	(0.2)%
EBITDA (4)	279.3	289.9	(3.7)%
Post retirement benefits	10.4	10.7	(2.5)%
Depreciation and amortisation	173.5	181.9	(4.6)%
Income from operations (5)	95.4	97.3	(2.0)%
Other expenses (income)	6.3	(24.5)	n.m.
Curtailment costs, net	0.3	0.6	(59.0)%
Net losses (gains) on disposal of fixed assets	(0.2)	(0.9)	(82.6)%
Net other costs (gains)	6.2	(24.3)	n.m.
Income before financ. & inc. taxes	89.0	121.9	(26.9)%
Financial expenses (income)	78.2	47.9	63.3%
Net interest expenses (income)	65.7	64.3	2.0%
Equity in earnings of affiliates and joint ventures, net	(3.5)	(24.1)	(85.7)%
Net other financial losses (gains)	16.0	7.7	108.8%
Income before income taxes	10.9	74.0	(85.3)%
Provision for income taxes	(16.0)	(34.2)	(53.3)%
Income before non-controlling interests	(5.1)	39.7	n.m.
Losses (income) attributable to non-controlling interests	(9.6)	(13.0)	(26.2)%
Consolidated net income	(14.7)	26.7	n.m.

(1) 1Q13 figures were restated in order to reflect the impact of the adoption of the IFRS 11 Joint Arrangements, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. Following the rollout of the convergent CRM, PT has changed its segmentation criteria of customers that are entrepreneurs in an individual basis, with impact in the Residential, Personal and Enterprises segments. 2013 figures were restated accordingly. (2) Businesses in Portugal include wireline and MEO (previously named TMN). (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains).

Consolidated operating revenues

In 1Q14, consolidated operating revenues decreased by Euro 28 million to Euro 690 million (-3.9% y.o.y), reflecting primarily a revenue decline in the Portuguese telecommunications businesses (Euro 22 million) and a lower contribution from international operations, namely MTC, due to negative currency effect, and Timor Telecom.

Revenue performance from Portuguese telecommunications businesses continued to be impacted by pricing and competitive dynamics, namely in the Residential segment, and by the macroeconomic environment, reflected on the revenue decline across all segments. Residential revenues stood broadly stable at Euro 179 million, notwithstanding continued market share gains of MEO triple-play and quadruple-play offers. Personal segment revenues decreased by 4.9% y.o.y, to Euro 151 million, mainly due to lower customer revenues. The Enterprise segment is also penalised by competitive dynamics that are impacting pricing environment, namely on mobile services, notwithstanding an improved performance from large corporates in 1Q14 underpinned by both fixed line and mobile businesses. Revenues from Wholesale, other and eliminations decreased by 0.5% y.o.y in 1Q14 to Euro 93 million, reflecting higher accesses and traffic revenues that compensated lower capacity revenues and a circa Euro 2 million decline in the directories business (-22.9% y.o.y).

Other revenues, including intra-group eliminations, decreased by Euro 6 million (-7.0% y.o.y) to Euro 77 million in 1Q14, reflecting negative currency effects (Euro 11 million). Adjusting for this effect, other revenues would have increased by Euro 5 million, primarily explained by a higher contribution from MTC, mainly due to higher retail voice revenues and a significant increase in data services, partially offset by a lower contribution from Timor Telecom (Euro 4 million) following the entrance of two new competitors in the market during the year 2013.

The contribution from fully and proportionally consolidated international assets to consolidated operating revenues stood at 58.7% in 1Q13, while Brazil accounted for 53.7%.

Consolidated Operating Costs (excluding PRBs and depreciation and amortisation)

Consolidated operating costs excluding depreciation and amortisation costs and post retirement benefits decreased by Euro 17 million (-4.0% y.o.y) to Euro 411 million in 1Q14, as compared to Euro 428 million in 1Q13, primarily reflecting a lower contribution from Africatel businesses (Euro 2 million) and lower costs at Portuguese telecommunications business (Euro 16 million) due to (1) lower wages and salaries, reflecting higher efficiency levels in certain internal processes and lower costs due to the restructuring plan implemented in 2Q13, (2) lower commercial costs, and (3) lower third party services and other operating expenses, primarily explained by a relentless focus on cost cutting and profitability and also an increase in maintenance productivity due to the implementation of new generation access networks (FTTH) as referred to in the past.

Wages and salaries decreased by Euro 9 million (-7.9% y.o.y) to Euro 100 million in 1Q14, as compared to Euro 109 million in 1Q13, explained primarily by a lower contribution from Portuguese telecommunications business (Euro 3 million) and also lower costs at certain Portuguese support companies, both benefitting from higher efficiency levels at certain internal processes and lower costs due to the restructuring plan implemented in 2Q13.

Direct costs remained broadly stable at Euro 115 million, the same trend occurred at the Portuguese telecommunications business, as the higher traffic costs were offset mainly by lower directories and interconnection costs.

Commercial costs, which include costs of products sold, commissions and marketing and publicity, decreased by 13.4% y.o.y (Euro 9 million) in 1Q14 to Euro 55 million, as compared to Euro 64 million in 1Q13, primarily reflecting a reduction in Portuguese telecommunications businesses (Euro 5 million), as a result of PT’s cost cutting efforts, strong focus on profitability and also lower costs of goods sold, and notwithstanding the marketing campaigns supporting the rebranding of PT’s mobile business from TMN to MEO.

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, remained broadly stable at Euro 140 million.

EBITDA

In 1Q14, consolidated EBITDA decreased by Euro 11 million (-3.7% y.o.y) to Euro 279 million, having significantly improved the quarterly trend when comparing to 4Q13 (-5.8% y.o.y), 3Q13 (-9.9% y.o.y), 2Q13 (-11.1% y.o.y) and 1Q13 (-12.4% y.o.y). The EBITDA decline was mainly due to: (1) the Portuguese telecommunications businesses, where EBITDA decreased by Euro 6 million (-2.2% y.o.y), primarily due to lower revenues (Euro 22 million), and (2) the 25.3% y.o.y (Euro 5 million) decrease in EBITDA from other businesses, reflecting the depreciation of the Namibian Dollar and other negative currency effects (Euro 5 million). On a constant currency basis, EBITDA from other businesses would have remained broadly flat at Euro 19 million, as the higher contribution from MTC was offset by a lower contribution from Timor Telecom and CVT. Additionally, excluding the impact of foreign currency movements against the Euro, consolidated EBITDA would have declined only by 1.9% y.o.y in 1Q14.

EBITDA by business segment (1) (2)	Euro million

	1Q14	1Q13	y.o.y
Portugal	265.6	271.6	(2.2)%
Other	13.7	18.4	(25.3)%
EBITDA	279.3	289.9	(3.7)%
EBITDA margin (%) (3)	40.5	40.4	0.1	pp

(1) 1Q13 figures were restated in order to reflect the impact of the adoption of the IFRS 11 Joint Arrangements, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) EBITDA margin = EBITDA / operating revenues

Net income

Depreciation and amortisation costs amounted to Euro 174 million in 1Q14, compared to Euro 182 million in 1Q13, a decrease that reflects lower depreciation and amortisation costs in the Portuguese telecommunications businesses (Euro 7 million), explained by the decline in capex occurred in the last years following of the investments in future proof technologies and network undertaken in previous years, namely in FTTH and 4G-LTE coverage.

Net other losses amounted to Euro 6 million in 1Q14 as compared to net other gains of Euro 24 million in 1Q13. In 1Q13, this caption includes mainly a gain related to the wireline Concession Agreement amounting to Euro 26 million.

Net interest expenses increased to Euro 66 million in 1Q14 as compared to Euro 64 million in 1Q13, reflecting primarily an increase in the average net debt and an increase in the average cost of net debt, from 5.3% in 1Q13 to 5.4% in 1Q14, mainly as a result of a lower return on cash applications.

Equity in earnings of affiliates and joint ventures, which includes PT’s share in the earnings of associated companies and also joint ventures that are now accounted for by the equity method following the adoption of IFRS 11, decreased to Euro 3 million in 1Q14, as compared to Euro 24 million in 1Q13, reflecting primarily lower earnings from Unitel. In 1Q13, equity in earnings of affiliates also included Euro 8 million from CTM, which was disposed in 2Q13.

Net other financial losses, which include net foreign currency gains, net losses on financial assets and net other financial expenses, increased from Euro 8 million in 1Q13 to Euro 16 million in 1Q14, reflecting primarily: (1) lower foreign currency gains (Euro 3 million), mainly due to the impact of the appreciation of the US Dollar against the Euro, and (2) higher net other financial expenses mainly related to certain banking services and other costs incurred in connection with ongoing business combination between PT and Oi.

Income taxes decreased to Euro 16 million in 1Q14 as compared to Euro 34 million in 1Q13, due to lower taxable earnings across all businesses, reflecting mainly the non-recurring gains recognised in 1Q13 and lower equity in earnings of associated companies in 2014.

Income attributable to non-controlling interests amounted to Euro 10 million in 1Q14 and Euro 13 million in 1Q13, a decrease of Euro 3 million that reflects lower income attributable to non-controlling interests of Timor Telecom (Euro 2 million) and the African businesses (Euro 1 million).

Net income amounted to a net loss of Euro 15 million in 1Q14 compared to a net profit of Euro 27 million in 1Q13. This decrease is explained primarily by: (1) lower EBITDA from Portuguese telecommunications businesses (Euro 6 million); (2) lower non-recurring gains (Euro 30 million), reflecting primarily the net compensation receivable by PT regarding the universal service recognised in 1Q13, and (3) a reduction in PT’s share in the earnings of equity assets and joint ventures (Euro 21 million). These effects were partially offset by lower depreciation and amortisation expenses at Portuguese operations (Euro 7 million).

Capex

Capex amounted to Euro 103 million in 1Q14, equivalent to 14.9% of revenues, as compared to Euro 120 million in 1Q13. This decrease is explained by a lower contribution from Portuguese telecommunications businesses (Euro 20 million), which stood at Euro 80 million in 1Q14, reflecting: (1) lower infrastructure and technology related capex, as a result of the strong investments made in the past years, both on FTTH and 4G-LTE networks; (2) lower IS / IT related capex, primarily explained by the investment made in PT’s data centre in 2013, and (3) lower customer related capex, explained by lower unitary equipment costs and lower churn across the pay-TV and broadband services. In 2014 capex is expected to be below Euro 400 million since the recent investments in the modernisation of the networks and in technology should lead to a more demand driven capex. Capex from other businesses increased by 11.8% y.o.y to Euro 23 million in 1Q14, reflecting mainly a higher capex at MTC and CVT, that more than compensated a Euro 3 million decrease in Timor Telecom and notwithstanding currency effects (Euro 4 million).

Capex by business segment (1)	Euro million

	1Q14	1Q13	y.o.y
Portugal	79.6	99.2	(19.8)%
Other	23.0	20.6	11.8%
Total capex	102.6	119.7	(14.3)%
Capex as % of revenues	14.9	16.7	(1.8	)pp

(1) 1Q13 figures were restated in order to reflect the impact of the adoption of the IFRS 11 Joint Arrangements, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Cash Flow and Net Debt

In 1Q14, operating cash flow stood at Euro 127 million as compared to Euro 75 million in 1Q13. This increase in operating cash flow (Euro 53 million) is explained by a lower investment in working capital (Euro 49 million), benefitting from the lower capex in 4Q13 compared to 4Q12 that translated into lower payments to fixed asset suppliers in 1Q14 compared to 1Q13, and a higher EBITDA minus Capex (Euro 7 million), mainly related to the capex decrease in the Portuguese telecommunications businesses.

Free cash flow (1)	Euro million

	1Q14	1Q13	y.o.y
EBITDA minus Capex	176.8	170.2	3.9%
Non-cash items	2.7	5.1	(47.1)%
Change in working capital	(52.0)	(100.5)	(48.3)%
Operating cash flow	127.5	74.8	70.5%
Interests	(113.4)	(85.5)	32.6%
Net reimbursements (contributions) to pension funds (2)	(11.0)	(9.8)	12.4%
Paym. to pre-retired, suspended employees and other	(39.5)	(34.4)	14.9%
Other cash movements	(36.3)	40.4	n.m.
Free cash flow	(72.7)	(14.5)	n.m.

(1) 1Q13 figures were restated in order to reflect the impact of the adoption of the IFRS 11 Joint Arrangements, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2) In 1Q14 and 1Q13, this caption includes payments related to the transferred regulated pension plans to the Portuguese State amounting to Euro 4.8 million and Euro 5.2 million, respectively.

In 1Q14, consolidated free cash flow stood at negative Euro 73 million and Euro 15 million in 1Q13. The Euro 58 million increase in the negative free cash flow is primarily explained by: (1) lower dividends received from affiliated companies (Euro 75 million), reflecting the dividends received in 1Q13 from Oi (Euro 51 million) and CTM (Euro 25 million); (2) higher interest payments (Euro 28 million), reflecting a different interest payment calendar compared to 2013, related to the business combination between PT and Oi, which is expected to be compensated until the end of 2014, and (3) higher payments related to post-retirement benefits (Euro 6 million). These effects were partially offset by the improvement in operating cash flow (Euro 53 million) as referred to above.

Total consolidated net debt amounted to Euro 4,879 million as at 31 March 2014, as compared to Euro 4,798 million as at 31 December 2013, an increase of Euro 81 million reflecting primarily the negative free cash flow generated in the period (Euro 73 million), as explained above, and dividends paid by PT’s subsidiaries to non-controlling shareholders (Euro 10 million). These effects were partially offset by the impact of the appreciation of the Brazilian Real against the Euro on our Brazilian cash and deposits, which resulted in a net debt decrease of Euro 11 million.

Change in net debt (1)	Euro million

	1Q14	1Q13
Net debt (initial balance)	4,798.1	4,760.3
Less: free cash flow	(72.7)	(14.5)
Translation effect on foreign currency debt	(10.8)	(10.8)
Other	19.1	26.2
Net debt (final balance)	4,879.0	4,790.2
Change in net debt	81.0	29.9
Change in net debt (%)	1.7%	0.6%

(1) 1Q13 figures were restated in order to reflect the impact of the adoption of the IFRS 11 Joint Arrangements, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

As at 31 March 2014, total consolidated gross debt amounted to Euro 7,227 million, of which 81.3% was medium and long-term, reflecting the 2020 one billion Eurobond issued in 2Q13, and 82.8% was set at fixed rates. The amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,048 million at the end of March 2014, which includes Euro 700 million of undrawn committed commercial paper lines and facilities.

PT’s average cost of net debt stood at 5.4% in 1Q14, compared to 5.3% in 1Q13, reflecting a lower return on cash applications. Cost of gross debt stood at 4.8% in 1Q14 compared to 4.9% in 1Q13. The maturity of PT’s net debt was 5.2 years as at 31 March 2014, benefiting from the 1 billion 7-year Eurobond issued in May 2013 and the repayment in April 2013 of the 1 billion Eurobond issued in 2009.

As stated in the MOU signed on 1 October 2013 by PT, Oi and certain of their shareholders, a condition precedent to the execution of the Business Combination was obtaining the necessary waivers and consents from the lenders of PT SGPS Group.

As such, PT has executed a consent solicitation to the holders of all the notes issued by PT Group, who have given their consent to the following main amendments: (1) except for the retail bond, the release and discharge of PT SGPS and PTC, as keep well providers, from all of their respective obligations under the applicable keep well agreements; (2) for the retail bond issued by PT SGPS, the substitution, in place of PT SGPS, of PT Portugal as issuer and principal obligor; (3) the addition of an unconditional and irrevocable guarantee from Oi; (4) the waiver of any and all of the events of default and potential events of default that could be triggered by the Capital Increase and/or the Business Combination or any transaction executed as part of, or pursuant to, the Capital Increase and/or the Business Combination, and (5) in the case of the Exchangeable Bonds only, the amendment of the exchange right.

In addition, PT has also entered into amendment agreements with its counterparties under bank debt agreements, which include a waiver similar to the one provided under PT’s notes, and some or all of the following: (1) replace PT SGPS and PT Comunicações with PT Portugal or PT International Finance BV as borrower; (2) modify certain definitions, covenants and events of default to provide that such provisions apply to PT Portugal; (3) add an unconditional and irrevocable guarantee from Oi, and (4) modify certain covenants and related definitions to conform to the corresponding terms of certain existing credit facilities of Oi and to provide that certain related calculations are made based on the financial statements of Telemar Participações S.A.

Under all these agreements related to existing notes or credit facilities of PT Group, the waiver was effective upon signature of such agreements, while the other modifications were effective upon the completion of the Capital Increase.

Post Retirement Benefit Obligations

As at 31 March 2014, the projected post retirement benefit obligations (PBO) related to pension complements and healthcare amounted to Euro 492 million and the market value of assets under management amounted to Euro 418 million, compared to Euro 494 million and Euro 386 million as at 31 December 2013, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 816 million as at 31 March 2014 and Euro 852 million as at 31 December 2013, which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 891 million and after-tax unfunded obligations amounted to Euro 686 million. PT’s post retirement benefits plans for pensions and healthcare in Portugal are closed to new participants.

Post retirement benefit obligations	Euro million

	31 March 2014	31 December 2013
Pensions obligations	116.1	117.2
Healthcare obligations	376.2	376.5
PBO of pension and healthcare obligations	492.3	493.7
Market value of funds	(417.6)	(386.3)
Unfunded pensions and healthcare obligations	74.7	107.4
Salaries to suspended and pre-retired employees	816.2	851.7
Gross unfunded obligations from Portuguese businesses	890.9	959.0
After-tax unfunded obligations from Portuguese businesses	686.0	738.5

Equity

As at 31 March 2014, shareholders’ equity excluding non-controlling interests amounted to Euro 1,771 million, representing an increase of Euro 130 million when compared to Euro 1,641 million as at 31 December 2013. This increase is primarily explained by: (1) positive foreign currency translation adjustments generated in the period (Euro 107 million), which mainly relates to the impact of the appreciation of the Brazilian Real against the Euro, and (2) net actuarial gains recorded in the period (Euro 22 million, net of taxes). These effects more than offset the negative net income generated in the period amounting to Euro 15 million.

Change in shareholders’ equity (excluding non-controlling interests)	Euro million

1Q14
Equity before non-controlling interests (initial balance)	1,641.3
Net income	(14.7)
Net currency translation adjustments	106.8
Dividends paid by PT	0.0
Net actuarial gains (losses), net of taxes	21.8
Other	16.0
Equity before non-controlling interests (final balance)	1,771.2
Change in equity before non-controlling interests	129.9
Change in equity before non-controlling interests (%)	7.9%

Consolidated Statement of Financial Position

Total assets decreased to Euro 11.8 billion as at 31 March 2014 compared to Euro 12.0 billion as at 31 December 2013, reflecting the decrease in cash and equivalents (Euro 0.2 billion), partially offset by the impact of the appreciation of the Brazilian Real against the Euro on PT’s investment in Oi and Contax (Euro 0.1 billion). Total liabilities stood at Euro 9.8 billion as at 31 March 2014 compared to Euro 10.2 billion as at 31 December 2013, reflecting the decrease in indebtedness (Euro 0.1 billion) and post retirement benefits (Euro 0.1 billion).

Consolidated statement of financial position	Euro million

	31 March 2014	31 December 2013
Cash and equivalents	2,348.1	2,573.1
Accounts receivable, net	1,288.8	1,170.7
Inventories, net	85.4	85.9
Financial investments	2,926.6	2,941.8
Intangible assets, net	1,089.9	1,098.3
Tangible assets, net	3,373.3	3,438.5
Accrued post retirement asset	1.9	1.8
Other assets	92.4	80.2
Deferred tax assets and prepaid expenses	619.0	630.1
Total assets	11,825.4	12,020.4
Accounts payable	523.5	587.7
Gross debt	7,227.1	7,371.1
Accrued post retirement liability	892.8	960.9
Other liabilities	726.9	742.7
Deferred tax liabilities and deferred income	448.6	491.1
Total liabilities	9,819.0	10,153.6
Equity before non-controlling interests	1,771.2	1,641.3
Non-controlling interests	235.2	225.5
Total shareholders’ equity	2,006.4	1,866.8
Total liabilities and shareholders’ equity	11,825.4	12,020.4

02

Business performance

Portuguese Telecommunications Businesses

In 1Q14, the Portuguese telecommunications businesses continued to show stable customer growth, with the fixed retail customers growing by 1.8% y.o.y to 5,184 thousand (net additions reached 26 thousand in 1Q14), and mobile customers up by 2.7% y.o.y to 7,854 thousand (42 thousand net disconnections in 1Q14, notwithstanding postpaid performance, reaching 150 thousand net additions in the quarter), on the back of the success of PT’s offering, namely M4O, which continued gaining momentum, having reached 2.1 million RGUs in May 2014.

Portuguese operating data

	1Q14	1Q13	y.o.y
Fixed retail accesses (‘000)	5,184	5,091	1.8%
PSTN/ISDN	2,534	2,592	(2.2)%
Broadband customers	1,316	1,251	5.1%
Pay-TV customers	1,334	1,248	6.9%
Mobile Customers (‘000)	7,854	7,647	2.7%
Postpaid	3,075	2,565	19.9%
Prepaid	4,779	5,082	(6.0)%
Net additions (‘000)
Fixed retail accesses	26	38	(31.7)%
PSTN/ISDN	(16)	(13)	(21.3)%
Broadband customers	22	27	(17.8)%
Pay-TV customers	20	25	(19.1)%
Mobile Customers	(42)	49	(186.2)%
Postpaid	150	96	56.3%
Prepaid	(192)	(47)	n.m.
Data as % of mobile service revenues (%)	38.1	35.6	2.5	pp

Growth of fixed retail customers was underpinned by a solid performance of MEO, with pay-TV customers up by 6.9% y.o.y to 1,334 thousand (net additions of 20 thousand in 1Q14), confirming the continued success and the attractiveness of MEO in the Portuguese market, even against a backdrop of intense competitive environment and already high penetration of pay-TV. PT’s triple-play customers (voice, broadband and pay-TV) accounted for 37 thousand net additions in 1Q14 reaching 989 thousand customers (up by 14.7% y.o.y).

In 1Q14, mobile customers continued to benefit from the performance of postpaid customers, which grew by 19.9% y.o.y to 3,075 thousand (150 thousand net additions in 1Q14), benefiting from the convergent offer M4O, launched in January 2013, which continues leading to a prepaid to postpaid migration in mobile customer base.

Residential

In 1Q14, residential retail accesses or retail revenue generating units (RGUs) increased by 1.1% y.o.y, reaching 3,848 thousand, with pay-TV and broadband accesses already accounting for 57.4% of total residential retail accesses as at 31 March 2014. In 1Q14, fixed retail accesses reached 18 thousand net additions, reflecting: (1) 8 thousand PSTN/ISDN net disconnections; (2) 10 thousand pay-TV net additions, and (3) 16 thousand fixed broadband net additions. This performance was impacted by aggressive commercial offers in the market and already high penetration of pay-TV in the Portuguese market. Pay-TV reached 1,168 thousand customers in the quarter (+3.6% y.o.y) while fixed retail broadband reached 1,042 thousand customers (+3.1% y.o.y), underpinned by PT’s bundled offers and M4O, which is still gaining momentum. Unique customers in the residential segment reached 1,798 thousand while triple-play customers stood at 849 thousand (+9.9% y.o.y) and already represented 47.3% of PT’s residential customers, extending its leadership in this market. The continued and sustainable growth of triple and quadruple-play bundles have led to an ARPU growth of 0.9% y.o.y to Euro 32.1 and to an increase of RGU’s per unique customer from 2.06 in 1Q13 to 2.14 in 1Q14, despite a lower contribution from other value added services.

Residential operating data (1)

	1Q14	1Q13	y.o.y
Fixed retail accesses (‘000)	3,848	3,808	1.1%
PSTN/ISDN	1,638	1,669	(1.8)%
Broadband customers	1,042	1,011	3.1%
Pay-TV customers	1,168	1,127	3.6%
Unique customers	1,798	1,852	(2.9)%
Net additions (‘000)
Fixed retail accesses	18	28	(33.7)%
PSTN/ISDN	(8)	1	n.m.
Broadband customers	16	14	13.9%
Pay-TV customers	10	13	(20.1)%
ARPU (Euro)	32.1	31.8	0.9%
Non-voice revenues as % of revenues (%)	67.8	64.8	3.0	pp

(1) Following the rollout of the convergent CRM, PT has changed its segmentation criteria of customers that are entrepreneurs in an individual basis, with impact in the Residential, Personal and Enterprises segments. 2013 figures were restated accordingly.

In 1Q14, revenues in the Residential segment remained broadly stable reaching Euro 179 million. Service revenues decreased by 0.9% y.o.y due to: (1) increased competitive dynamics and aggressiveness, namely in terms of pricing, with impact in terms of retention programmes; (2) already high pay-TV penetration, and (3) shifting of market share gains coming from pay-TV market expansion in price sensitive segments. As a result of the higher penetration of triple and quadruple-play offers, the weight of non-voice services in Residential service revenues stood at 67.8% (+3.0pp y.o.y) in 1Q14 and the weight of flat revenues stood at 89.6% (+1.3pp y.o.y).

Personal

In 1Q14, mobile Personal customers, including voice and broadband customers, continued to show a strong performance having increased by 3.0% y.o.y to 6,316 thousand. In 1Q14, mobile Personal customers registered 73 thousand net disconnections, as the solid performance in postpaid was more than offset by prepaid customers net disconnections. The solid performance in postpaid customers (116 thousand net additions in 1Q14) is anchored on the strong commercial success of M4O, which is supporting the transformation of the Portuguese mobile market by introducing convergence which allows additional differentiation, while at the same time is shifting the focus from prepaid to postpaid. In fact, according to Anacom, PT has gained market share in 4Q13 for the fifth consecutive quarter (+2.3pp), unlike the competition.

In 1Q14, customer revenues in the Personal segment declined by 6.8% y.o.y to Euro 123 million, on the back of challenging competitive dynamics, namely in terms of pricing, and difficult economic conditions, reflected on lower and volatile recharges and migration to lower tariff plans. The weight of flat fee customer revenues increased by +13.5pp y.o.y to 47.9%, underpinned by M4O and “unlimited” tariff plans performance. Interconnection revenues increased 21.1% y.o.y to Euro 10 million in 1Q14, as MTRs, which declined throughout 2012, averaged out and contributed to an improvement of interconnection revenues. Personal segment ARPU declined by 9.2% y.o.y to Euro 7.0, improving when compared to 4Q13 (-10.8% y.o.y). The weight of non-voice revenues in service revenues stood at 37.7% in 1Q14 (+1.8pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”.

Personal operating data (1)

	1Q14	1Q13	y.o.y
Mobile Customers (‘000)	6,316	6,130	3.0%
Postpaid	1,686	1,227	37.4%
Prepaid	4,630	4,902	(5.6)%
Net additions (‘000)	(73)	53	(239.6)%
Postpaid	116	99	17.7%
Prepaid	(189)	(46)	n.m.
MOU (minutes)	102	91	11.4%
ARPU (Euro)	7.0	7.7	(9.2)%
Customer	6.4	7.2	(10.7)%
Interconnection	0.5	0.5	16.0%
SARC (Euro)	24.9	25.5	(2.6)%
Data as % of service revenues (%)	37.7	35.9	1.8	pp

(1) Following the rollout of the convergent CRM, PT has changed its segmentation criteria of customers that are entrepreneurs in an individual basis, with impact in the Residential, Personal and Enterprises segments. 2013 figures were restated accordingly.

Enterprise

Against a backdrop of intense competitive environment, PT maintained a solid leadership, both in large corporate and in small and medium size businesses, anchored on its distinctive products and services to both market segments, leveraged in its state-of-the-art Data Centre.

Enterprise operating data (1)

	1Q14	1Q13	y.o.y
Fixed retail accesses (‘000)	1,149	1,092	5.2%
PSTN/ISDN	714	736	(3.0)%
Broadband customers	271	237	14.0%
Pay-TV customers	165	118	39.1%
Retail RGU per access	1.61	1.48	8.5%
Mobile Customers (‘000)	1,489	1,460	1.9%
Net additions (‘000)
Fixed retail accesses	10	12	(20.6)%
PSTN/ISDN	(6)	(12)	50.8%
Broadband customers	6	13	(52.0)%
Pay-TV customers	9	11	(17.6)%
Mobile Customers	32	(1)	n.m.
ARPU (Euro)	20.3	22.1	(8.2)%
Non-voice revenues as % of revenues (%)	57.6	52.8	4.8	pp

(1) Following the rollout of the convergent CRM, PT has changed its segmentation criteria of customers that are entrepreneurs in an individual basis, with impact in the Residential, Personal and Enterprises segments. 2013 figures were restated accordingly.

Operating revenues of the Enterprise customer segment declined by 6.5% y.o.y to Euro 190 million in 1Q14, impacted by: (1) the public administration strong cost cut initiatives and significant reduction in investments in new projects throughout last quarters; (2) the large corporate cost reduction initiatives, more visible in certain sectors, such as banking and financial services and pharmacies, and (3) intense price competition across the various segments, mainly in mobile. It is worth highlighting that revenue trends from the Corporate segment improved in 1Q14 both fixed and mobile revenues. In 1Q14, non-voice services from Enterprise segment represented 57.6% of Enterprise retail revenues, up by 4.8pp y.o.y.

Consolidated financial performance in Portugal

In 1Q14, revenues from Portuguese telecommunications businesses declined by Euro 22 million (-3.4% y.o.y) to Euro 613 million, reflecting: (1) revenue decline at the Enterprise customer segment (Euro 13 million, -6.5% y.o.y, improving when comparing to previous quarters), notwithstanding an improving trend from Corporate, and (2) revenue decline at the Personal customer segment by 4.9% y.o.y to Euro 151 million, on the back of challenging competitive dynamics. Revenues from the Residential segment remained broadly stable at Euro 179 million also due to increased competition, namely in terms of pricing with impact in retention programmes, and the shifting of market share gains coming from pay-TV market expansion in price sensitive segments. Wholesale, other and eliminations revenues declined to Euro 93 million (-0.5% y.o.y), benefiting from higher revenues associated with certain traffic contracts and higher ULL revenues, notwithstanding a Euro 2 million decline in the directories business (-22.9% y.o.y).

Against revenue pressure in the Portuguese telecommunications businesses, the measures implemented to control costs and the transformation initiatives undertaken are allowing PT to continue to reduce costs and maintain solid margin performance with a 0.6pp y.o.y improvement.

Portuguese telecommunications businesses financial information (1)	Euro million

	1Q14	1Q13	y.o.y
Operating revenues	612.6	634.4	(3.4)%
Residential	178.8	179.2	(0.2)%
Service revenues	175.3	176.9	(0.9)%
Sales and other revenues	3.5	2.2	57.0%
Personal	150.9	158.6	(4.9)%
Service revenues	132.6	139.9	(5.2)%
Customer revenues	122.6	131.6	(6.8)%
Interconnection revenues	10.0	8.2	21.1%
Sales and other	18.3	18.7	(2.6)%
Enterprise	190.0	203.2	(6.5)%
Wholesale, other and eliminations	92.9	93.4	(0.5)%
Operating costs	347.0	362.9	(4.4)%
Wages and salaries	60.4	63.0	(4.0)%
Direct costs	114.0	114.4	(0.4)%
Commercial costs	54.7	59.8	(8.5)%
Other operating costs	117.9	125.8	(6.3)%
EBITDA (2)	265.6	271.6	(2.2)%
Post retirement benefits	10.4	10.6	(2.2)%
Depreciation and amortisation	154.4	161.8	(4.6)%
Income from operations (3)	100.8	99.1	1.7%
EBITDA margin (4)	43.4%	42.8%	0.6	pp
Capex	79.6	99.2	(19.8)%
Capex as % of revenues	13.0%	15.6%	(2.6	)pp
EBITDA minus Capex	186.0	172.4	7.9%

(1) Following the rollout of the convergent CRM, PT has changed its segmentation criteria of customers that are entrepreneurs in an individual basis, with impact in the Residential, Personal and Enterprises segments. 2013 figures were restated accordingly. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) EBITDA margin = EBITDA / operating revenues.

In 1Q14, operating costs excluding D&A and PRBs declined by 4.4% y.o.y (Euro 16 million), to Euro 347 million. Wages and salaries decreased by 4.0% y.o.y to Euro 60 million explained by higher efficiency levels in certain internal processes. Direct costs declined by 0.4% y.o.y to Euro 114 million in 1Q14, reflecting mainly lower directories and interconnection costs, offset by higher traffic costs. Commercial costs decreased by 8.5% y.o.y to Euro 55 million in 1Q14, despite the marketing campaigns supporting the rebranding of PT’s mobile business from TMN to MEO. Other operating expenses decreased by 6.3% y.o.y in 1Q14 to Euro 118 million, primarily explained by a relentless focus on cost cutting and profitability and also an increase in maintenance productivity due to the implementation of new generation access networks (FTTH) as referred to in the past.

In 1Q14, EBITDA from the Portuguese telecommunications businesses amounted to Euro 266 million (-2.2% y.o.y), equivalent to a 43.4% margin, having improved strongly the quarterly trend when comparing to 4Q13 (-5.8% y.o.y), 3Q13 (-9.1% y.o.y), 2Q13 (-9.7% y.o.y) and 1Q13 (-11.7% y.o.y). The EBITDA performance is the result of the decline in service revenues (Euro 23 million), which have high operating leverage, and also of lower margin in new services provided by the Enterprise segment. In effect, in a context where service revenues minus direct costs declined by Euro 23 million, EBITDA declined only by Euro 6 million, reflecting a continuous focus on cost cutting and efficiency gains. EBITDA performance in Portugal was also penalised by a continuous decline in the directories business.

Capex from Portuguese telecommunications businesses decreased by 19.8% y.o.y to Euro 80 million in 1Q14 and stood at 13.0% of revenues (-2.6pp y.o.y), mainly due to lower infrastructure and technology related capex, as a result of the strong investments made in the past years, both on FTTH and 4G-LTE networks. As a result, EBITDA minus capex in 1Q14 was up by 7.9% y.o.y to Euro 186 million. In 1Q14, the investment in the Portuguese telecommunications businesses was primarily directed to: (1) technology and infrastructure capex (Euro 25 million, -21.1% y.o.y); (2) investments in IT/IS projects, which represented 24% of total capex in 1Q14, and (3) customer capex, which amounted to Euro 34 million (-15.5% y.o.y).

International Businesses

Oi

In 1Q14, Oi’s revenue generating units (RGUs) stood at 74,600 thousand, stable when compared to 1Q13, including: (1) 17,661 thousand residential RGUs (-4.4% y.o.y), mainly impacted by a 6.7% y.o.y decrease in fixed lines; (2) 48,145 thousand personal mobile customers, which grew by 3.4% y.o.y, underpinned by prepaid customers growth, and (3) 8,137 thousand Corporate and SMEs RGUs, down by 9.1% y.o.y, negatively impacted by fixed and mobile customers mainly as a result of the customer base clean-up referred to last quarter and notwithstanding a 4.3% y.o.y growth in broadband. Oi continued to focus on customer quality, including bad debt reduction and disconnections, through a more conservative commercial strategy, in order to increase profitability. The initiatives in place reflect a less buoyant macro environment and a renewed focus on financial discipline and aim at achieving sustainable growth.

In 1Q14, Oi’s pro-forma consolidated net revenues, as reported by Oi, decreased by 2.3% y.o.y to R$ 6,877 million, impacted by: (1) lower MTRs; (2) a decrease on traffic in the Corporate / SMEs segment, and (3) the focus on profitability and protection of Oi’s financial position. These effects were partially offset by the positive performance of pay-TV and fixed broadband in the residential segment. EBITDA, as reported by Oi, stood at R$ 2,957 million, with a margin of 43.0%, impacted by the gain related to the mobile towers disposal. Capital expenditures stood at R$1,208 million in 1Q14 (-28.6% y.o.y) reflecting primarily past investments in mobile and broadband networks as well as best allocation of investments. As a result, EBITDA minus capex in 1Q14 reached R$ 1,749 million. Net debt stood at R$30,291 million as at 31 March 2014.

Please see additional information in Oi’s first quarter 2014 press release.

Consolidated financial statements

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2014 AND 2013

Euro

			1Q13 Restated
	Notes	1Q14	(Note 3)
REVENUES
Services rendered		654,160,824	685,299,169
Sales		27,663,613	24,089,338
Other revenues		8,152,310	8,246,894
	5	689,976,747	717,635,401
COSTS, LOSSES AND (INCOME)
Wages and salaries		100,246,825	108,823,714
Direct costs		114,777,708	114,433,845
Commercial costs		55,316,087	63,887,427
Supplies, external services and other expenses		125,599,348	123,927,206
Indirect taxes		12,024,775	11,547,823
Provisions and adjustments		2,691,673	5,084,027
Depreciation and amortisation	12	173,524,820	181,918,291
Post retirement benefits costs	6	10,416,815	10,684,991
Curtailment costs	6	263,873	643,893
Gains on disposal of fixed assets, net		(159,716)	(918,604)
Net other losses (gains)	7	6,240,630	(24,253,394)
		600,942,838	595,779,219
Income before financial results and taxes	5	89,033,909	121,856,182
FINANCIAL LOSSES AND (GAINS)
Net interest expenses	8	65,651,250	64,341,744
Equity in earnings of joint ventures	17	18,204,317	16,982,768
Equity in earnings of associated companies, net	5	(21,661,989)	(41,099,432)
Net other financial losses	9	15,976,566	7,651,323
		78,170,144	47,876,403
Income before taxes		10,863,765	73,979,779
Income taxes	10	16,003,864	34,245,808
NET INCOME (LOSS)		(5,140,099)	39,733,971
Attributable to non-controlling interests		9,582,621	12,987,319
Attributable to equity holders of the parent	11	(14,722,720)	26,746,652

Earnings per share
Basic	11	(0.02)	0.03
Diluted	11	(0.02)	0.03

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2014 AND 2013

Euro

	Notes	1Q14	1Q13 Restated (Note 3)
Net income (loss) recognised in the income statement		(5,140,099)	39,733,971

Income (expenses) recognised directly in shareholders’ equity
Items that may be reclassified subsequently to the income statement
Foreign currency translation adjustments
Translation of foreign operations (i)		106,823,303	162,289,194
Hedge accounting of financial instruments
Change in fair value		—	508,800
Tax effect		—	(127,200)
Share in other comprehensive income of joint ventures		9,466,233	(2,201,515)
Items that will not be reclassified to the income statement
Post retirement benefits
Net actuarial gains (losses)	6	28,330,757	(4,257,024)
Tax effect		(6,516,074)	1,064,256
Other gains (expenses) recognised directly in shareholders’ equity, net		6,606,483	(12,589,709)
Total earnings and reserves recognised directly in shareholders’ equity		144,710,702	144,686,802
Total comprehensive income		139,570,603	184,420,773
Attributable to non-controlling interests		9,709,128	12,373,481
Attributable to equity holders of the parent		129,861,475	172,047,292

(i)        Gains recorded in the three month periods ended 31 March 2014 and 2013 relate mainlyto the impact of the appreciation of the Brazilian Real against the Euro on Portugal Telecom’s investments in Oi and Contax.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2013 AND 2014

Euro

						Other reserves	Equity
						and	excluding non-	Non-
	Share	Treasury	Legal	Reserve for	Revaluation	accumulated	controlling	controlling	Total
	capital	shares	reserve	treasury shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2012	26,895,375	(337,520,916)	6,773,139	6,970,320	524,724,045	2,076,740,633	2,304,582,596	232,674,346	2,537,256,942
Dividends	—	—	—	—	—	—	—	(6,250,000)	(6,250,000)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	—	(792,784)	(792,784)
Realization of revaluation reserve	—	—	—	—	(7,937,828)	7,937,828	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	145,300,640	145,300,640	(613,838)	144,686,802
Income (loss) recognized in the income statement	—	—	—	—	—	26,746,652	26,746,652	12,987,319	39,733,971
Balance as at 31 March 2013 (restated)	26,895,375	(337,520,916)	6,773,139	6,970,320	516,786,217	2,256,725,753	2,476,629,888	238,005,043	2,714,634,931

Euro

						Other reserves	Equity
						and	excluding non-	Non-
	Share	Treasury	Legal	Reserve for	Revaluation	accumulated	controlling	controlling	Total
	capital	shares	reserve	treasury shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2013	26,895,375	(337,520,916)	6,773,139	6,970,320	516,587,428	1,421,614,031	1,641,319,377	225,495,738	1,866,815,115
Realization of revaluation reserve	—	—	—	—	(8,149,504)	8,149,504	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	144,584,195	144,584,195	126,507	144,710,702
Income (loss) recognized in the income statement	—	—	—	—	—	(14,722,720)	(14,722,720)	9,582,621	(5,140,099)
Balance as at 31 March 2014	26,895,375	(337,520,916)	6,773,139	6,970,320	508,437,924	1,559,625,010	1,771,180,852	235,204,866	2,006,385,718

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 MARCH 2014 AND 31 DECEMBER 2013

Euro

	Notes	31 Mar 2014	31 Dec 2013
ASSETS
Current Assets
Cash and cash equivalents		1,276,838,612	1,658,950,514
Short-term investments		1,071,266,009	914,128,757
Accounts receivable - trade		754,928,563	762,936,473
Accounts receivable - other		532,779,630	406,451,496
Inventories		85,391,870	85,872,948
Taxes receivable		81,280,245	70,932,459
Prepaid expenses		63,857,684	65,244,104
Other current assets		5,846,463	3,985,415
Non current assets held for sale		4,653,741	4,653,741
Total current assets		3,876,842,817	3,973,155,907

Non-Current Assets
Accounts receivable		1,064,208	1,284,622
Taxes receivable		30,542	24,739
Investments in joint ventures	17	2,498,722,705	2,408,246,860
Investments in associated and other companies		395,446,264	511,316,161
Other investments		32,467,917	22,243,652
Goodwill		380,545,144	380,616,265
Intangible assets	12	709,336,333	717,703,676
Tangible assets	12	3,373,319,835	3,438,479,384
Post retirement benefits	6	1,877,793	1,834,000
Deferred taxes	10	555,093,125	564,894,918
Judicial deposits		619,730	594,998
Total non-current assets		7,948,523,596	8,047,239,275
Total assets		11,825,366,413	12,020,395,182

LIABILITIES
Current Liabilities
Short-term debt	13	1,350,732,359	1,491,976,460
Accounts payable		509,801,055	568,270,540
Accrued expenses		522,326,662	534,656,119
Deferred income		204,850,093	246,784,244
Taxes payable		97,638,977	80,107,942
Provisions		77,637,520	88,789,844
Other current liabilities		3,945,106	13,980,981
Total current liabilities		2,766,931,772	3,024,566,130

Non-Current Liabilities
Medium and long-term debt	13	5,876,417,596	5,879,161,433
Accounts payable		13,737,776	19,470,144
Provisions		2,239,868	2,271,075
Post retirement benefits	6	892,805,246	960,880,069
Deferred taxes	10	243,120,857	243,824,693
Other non-current liabilities		23,727,580	23,406,523
Total non-current liabilities		7,052,048,923	7,129,013,937
Total liabilities		9,818,980,695	10,153,580,067

SHAREHOLDERS’ EQUITY
Share capital		26,895,375	26,895,375
Treasury shares		(337,520,916)	(337,520,916)
Legal reserve		6,773,139	6,773,139
Reserve for treasury shares		6,970,320	6,970,320
Revaluation reserve		508,437,924	516,587,428
Other reserves and accumulated earnings		1,559,625,010	1,421,614,031
Equity excluding non-controlling interests		1,771,180,852	1,641,319,377
Non-controlling interests		235,204,866	225,495,738
Total equity		2,006,385,718	1,866,815,115
Total liabilities and shareholders’ equity		11,825,366,413	12,020,395,182

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2014 AND 2013

Euro

			1Q13 Restated
	Notes	1Q14	(Note 3)

OPERATING ACTIVITIES
Collections from clients		788,056,412	829,631,735
Payments to suppliers		(345,948,290)	(397,922,773)
Payments to employees		(108,484,933)	(104,153,591)
Payments relating to income taxes		(19,435,908)	(19,370,467)
Payments relating to post retirement benefits, net	6	(50,468,547)	(44,129,497)
Payments relating to indirect taxes and other	14.a	(46,674,635)	(71,163,289)
Cash flows from operating activities(1)		217,044,099	192,892,118

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	14.b	684,339	1,728,054
Financial investments		5,850,860	165,166
Tangible and intangible assets		462,053	1,634,106
Interest and related income	14.c	23,399,954	26,708,473
Dividends	14.d	1,056,627	75,234,883
Other investing activities		145,517	6,303
		31,599,350	105,476,985
Payments resulting from:
Short-term financial applications	14.b	(150,977,350)	(2,036,896)
Financial investments		(9,782,472)	(4,306,527)
Tangible and intangible assets		(158,923,921)	(188,879,341)
Other investing activities		—	(393)
		(319,683,743)	(195,223,157)
Cash flows from investing activities(2)		(288,084,393)	(89,746,172)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	14.e	36,511	80,106,950
Subsidies		1,075,025	127,000
		1,111,536	80,233,950
Payments resulting from:
Loans repaid	14.e	(150,178,444)	(384,116,234)
Interest and related expenses	14.c	(156,695,297)	(119,546,223)
Dividends	14.f	(9,798,073)	(16,631,061)
Other financing activities		(26,050)	—
		(316,697,864)	(520,293,518)
Cash flows from financing activities(3)		(315,586,328)	(440,059,568)

Cash and cash equivalents at the beginning of the period		1,658,950,514	1,988,797,138
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(386,626,622)	(336,913,622)
Effect of exchange differences		4,514,720	6,744,479
Cash and cash equivalents at the end of the period		1,276,838,612	1,658,627,995

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements as at 31 March 2014

(Amounts stated in Euros, except where otherwise mentioned)

1.                  Introduction

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and its subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia. These services have not significantly changed during the three months period ended 31 March 2014, as compared to those reported in Portugal Telecom’s last annual report.

On 1 October 2013, Portugal Telecom, Oi S.A. (“Oi”), AG Telecom Participações S.A. (“AG Tel”), LF Tel S.A. (“LF Tel”), Bratel Brasil S.A. (“Bratel”), Pasa Participações S.A. (“Pasa”), EDSP 75 Participações S.A. (“EDSP75”) (which together with Telemar Participações S.A. (“Tpart”) are defined as “Oi Holding Companies”), Banco Espírito Santo (“BES”) and Nivalis Holding B.V. (“Ongoing”) signed a memorandum of understanding setting out the basis for a proposed merger of Portugal Telecom, Oi and the Oi Holding Companies (the “Business Combination”) into a single Brazilian incorporated listed entity (“CorpCo” or “Telemar Participações”). The merger is a natural fulfillment of the industrial alliance established in 2010 creating a leading telecoms operator.

On 19 February 2014, Portugal Telecom and Oi signed the definitive agreements relating to the combination of their businesses. These agreements govern the steps necessary to implement the Business Combination, which include the following primary transactions:

•             On 5 May 2014, Oi realised a share capital increase under which it issued a total of 2,142,279,524 ordinary shares at the price of R$2.17 per share and of 4,284,559,049 preferred shares at the price of R$2.00 per share and on the same date, pursuant to article 24 of CVM Instruction No. 400, Banco BTG Pactual S.A. (“Banco Pactual”), in its role as Stabilizing Agent for the Public Offering, partially exercised, its option to place an additional 120,265,046 common shares and 240,530,092 preferred shares issued by Oi; the total proceeds from this share capital increase, including the option exercised by Banco Pactual, amounted to R$13.96 billion, composed of (1) R$5.71 billion (Euro 1.75 billion) in assets contributed by Portugal Telecom, corresponding to the valuation of PT Assets (as defined below) carried out by Banco Santander (Brasil), S.A., as a result of which Portugal Telecom subscribed for 1,045,803,934 common shares and 1,720,252,731 preferred shares issued by Oi, and (2) R$8.25 billion in cash proceeds obtained from other investors, which subscribed for the remainder 1,216,740,636 ordinary shares and 2,804,836,410 preferred shares issued by Oi; the participation of Portugal Telecom in the Oi capital increase, through the contribution of assets representing all of the operating assets held directly or indirectly by the Portugal Telecom Group and the related liabilities with the exception of the shares of Oi, the shares of Contax Participações S.A. and the shares of Bratel B.V. (“PT Assets”), for the amount of Brazilian R$5.71 billion (Euro 1.75 billion), was approved by a majority of 99.87% of the votes present at a General Meeting of Portugal Telecom’s shareholders held on 27 March 2014.

•             On 5 May 2014, Portugal Telecom subscribed R$4.8 billion of debentures convertible into shares of AG and LF, the proceeds of which AG and LF shall use to repay its indebtness and to subscribe convertible debentures to be issued by Telemar Participações, which in turn will also use those proceeds to repay its own indebtness.

•             Also on 5 May 2014, Portugal Telecom exchanged its interests in CTX and Contax for shares of AG and LF, which at that time held only shares of Oi and Telemar Participações.

•             Subject to the approvals of the holders of voting shares of Oi and Telemar Participações, Oi shares not owned by Telemar Participações will be exchanged for Telemar Participações common shares and Oi will become a wholly-owned subsidiary of Telemar Participações. This transaction is expected to occur in the second half of 2014.

•             A merger of Portugal Telecom with and into Telemar Participações, with Telemar Participações as the surviving company, pursuant to which each of Portugal Telecom’s issued and then outstanding ordinary shares will be cancelled and the holder thereof will automatically receive Telemar Participações common shares, ceasing Portugal Telecom to exist. This transaction is expected to occur in the second half of 2014.

As a result, following the share capital increase mentioned above and also the option exercised by Banco BTG Pactual S.A., Portugal Telecom owned, directly and indirectly, 35.8% of Oi’s issued and outstanding share capital (excluding Portugal Telecom’s interest in the shares of Oi owned by Telemar Participações S.A., AG and LF).

Portugal Telecom shares will continue to trade until the conclusion of the merger with Telemar Participações. As a result of the merger, Portugal Telecom shareholders will receive 3.64 shares of Telemar Participações per each Portugal Telecom share. Additionally, and as approved by its General Meeting held on 30 April 2014, Portugal Telecom shareholders will receive, before completion of the Business Combination, a dividend of Euro 10 cent per share.

The accompanying consolidated financial statements were approved by the Board of Directors and authorized for issue on 13 May 2014.

2.                   Basis of presentation

These consolidated financial statements have been presented in accordance with IAS 34 Interim Financial Reporting (“IAS 34”). These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December 2013. In addition, further explanations for the main changes of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements.

The consolidation principles followed in the preparation of these interim financial statements are the same as were applied in the preparation of the last annual consolidated financial statements.

During the three month periods ended 31 March 2014 and 2013, there were no relevant changes in the scope of consolidation regarding companies consolidated by the full consolidation method. Detailed information related to the investments in joint ventures and the Company’s share in the earnings of joint ventures is disclosed in Note 17.

3.                  Accounting policies, judgments and estimates

As referred to in the 2013 annual report, in the fourth quarter of 2013, Portugal Telecom chose to early adopt the “package of five” standards issued by the IASB in May 2011 (IFRS 10, IFRS 11, IFRS 12 and revised versions of IAS 27 and IAS 28), although its application in the European Union was only mandatory as from 1 January 2014. The impacts of the adoption of IFRS 11 consisted of recognizing the investments in joint ventures by the equity method of accounting, including primarily Oi, Contax and its controlling shareholders, which prior to the adoption of this standard were proportionally consolidated as allowed by IAS 31, standard has been replaced by IFRS 11. Summarized financial information related to the investments in joint ventures is disclosed in Note 17.

As a result of the adoption of IFRS 11 for the first time in the fourth quarter of 2013, the Consolidated Statement of Financial Position as of 31 December 2013 presented in the Company’s last annual report already reflected the impacts of the adoption of this standard, but the Consolidated Income and Cash Flows Statements for the three months period ended 31 March 2013 presented in last year’s interim report did not reflect the impacts of the adoption of IFRS 11 and therefore were restated accordingly, as follows:

Consolidated Income Statement for the three months period ended 31 March 2013	Euro

	Prior to restatement	Adjustments IFRS 11	Restated statement
Total revenues	1,552,591,584	(834,956,183)	717,635,401
Costs, losses and (income)
Wages and salaries	248,241,918	(139,418,204)	108,823,714
Direct costs	266,182,268	(151,748,423)	114,433,845
Commercial costs	122,224,947	(58,337,520)	63,887,427
Supplies, external services and other expenses	299,571,656	(175,644,450)	123,927,206
Indirect taxes	58,567,274	(47,019,451)	11,547,823
Provisions and adjustments	31,551,743	(26,467,716)	5,084,027
Depreciation and amortisation	340,356,813	(158,438,522)	181,918,291
Post retirement benefits costs	12,522,928	(1,837,937)	10,684,991
Curtailment costs	643,893	—	643,893
Losses (gains) on disposal of fixed assets, net	(365,057)	(553,547)	(918,604)
Other operating expenses (gains), net	(21,144,565)	(3,108,829)	(24,253,394)
Income before financial results and taxes	194,237,766	(72,381,584)	121,856,182
Net interest expenses	145,674,248	(81,332,504)	64,341,744
Equity in earnings of joint ventures	—	16,982,768	16,982,768
Equity in earnings of associated companies, net	(40,062,337)	(1,037,095)	(41,099,432)
Net other financial losses	17,561,121	(9,909,798)	7,651,323
Income taxes	32,292,311	1,953,497	34,245,808
Net income	38,772,423	961,548	39,733,971
Attributable to non-controlling interests	12,025,771	961,548	12,987,319
Attributable to equity holders of the parent	26,746,652	—	26,746,652
Earnings per share attributable to the equity holders of the parent
Basic	0.03	0.00	0.03
Diluted	0.03	0.00	0.03

Consolidated Statement of Cash Fows for thethreemonth periodsended 31 March 2013

	Prior to	Adjustments	Restated
	restatement	IFRS 11	statement

OPERATING ACTIVITIES
Collections from clients	1,867,341,800	(1,037,710,065)	829,631,735
Payments to suppliers	(815,562,973)	417,640,200	(397,922,773)
Payments to employees	(275,782,145)	171,628,554	(104,153,591)
Payments relating to income taxes	(44,709,934)	25,339,467	(19,370,467)
Payments relating to post retirement benefits, net	(52,788,615)	8,659,118	(44,129,497)
Payments relating to indirect taxes and other	(397,784,542)	326,621,253	(71,163,289)
Cash flows from operating activities (1)	280,713,591	(87,821,473)	192,892,118

INVESTING ACTIVITIES
Short-term financial applications	80,600,014	(80,908,856)	(308,842)
Interest and related income	33,676,900	(6,968,427)	26,708,473
Dividends	25,240,512	49,994,371	75,234,883
Financial investments	(4,141,361)	—	(4,141,361)
Tangible and intangible assets	(358,414,975)	171,169,740	(187,245,235)
Other investing activities	1,570,911	(1,565,001)	5,910
Cash flows from investing activities (2)	(221,467,999)	131,721,827	(89,746,172)

FINANCING ACTIVITIES
Loans obtained	242,422,894	(162,315,944)	80,106,950
Loans repaid	(484,003,688)	99,887,454	(384,116,234)
Interest and related expenses	(163,487,190)	43,940,967	(119,546,223)
Dividends	(31,522,175)	14,891,114	(16,631,061)
Other financing activities	(41,230,003)	41,357,003	127,000
Cash flows from financing activities (3)	(477,820,162)	37,760,594	(440,059,568)

Cash and cash equivalents at the beginning of the period	2,507,099,156	(518,302,018)	1,988,797,138
Change in cash and cash equivalents (4)=(1)+(2)+(3)	(418,574,570)	81,660,948	(336,913,622)
Effect of exchange differences	30,876,380	(24,131,901)	6,744,479
Cash and cash equivalents at the end of the period	2,119,400,966	(460,772,971)	1,658,627,995

4.      Exchange rates

As at 31 March 2014 and 31 December 2013, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates to the Euro:

Currency	31 Mar 2014	31 Dec 2013
Brazilian real	3.1276	3.2576
US dollar	1.3788	1.3791

During the three month periods ended 31 March 2014 and 2013, the income statements of subsidiaries and joint ventures denominated in foreign currencies were translated to Euros using the following average exchange rates to the Euro:

Currency	1Q14	1Q13
Brazilian real	3.2400	2.6368
US dollar	1.3696	1.3206

5.      Segment reporting

The operating segments are based on the manner the Board of Directors reviews and assesses the performance of the Group’s businesses to make decision about resources to be allocated up to 31 March 2014, are as follows: (i) Telecommunications in Portugal; and (ii) Telecommunications in Brazil - Oi. There is no difference between operating and reportable segments.

The operating segment named “Telecommunications in Portugal” includes wireline and mobile telecommunications in Portugal.

The operating segment named “Telecommunications in Brazil - Oi” includes Oi, S.A., the parent company of the Oi Group, Telemar Norte Leste and the subsidiaries of both these companies. Portugal Telecom discloses Oi as an operating segment since the Company’s management currently reviews and assesses its performance periodically, notwithstanding Oi being a joint venture in accordance with IFRS 11 and thus accounted for by the equity method.

In addition to the above mentioned reportable segments, the Group has other businesses that do not comply individually or in the aggregate any of the quantitative thresholds that would require a disclosure as a reportable segment. These businesses relate primarily to the following Group companies: (1) MTC, Cabo Verde Telecom and Timor Telecom, which render wireline and mobile telecommunications services; and (2) certain Portuguese support companies, namely PT Cloud e Data Centers, PT Inovação e Sistemas, PT Pro Serviços Administrativos e de Gestão Partillhados and PT Contact — Telemarketing e Serviços de Informação.

In the three month periods ended 31 March 2014 and 2013, revenues by consolidated operating segments and its contribution to the Group’s consolidated revenues were as follows:

Euro

	1Q14			1Q13
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to Telecommunications in Portugal (i)	612,609,794	(3,963,495)	608,646,299	634,447,020	(4,668,148)	629,778,872
Revenues relating to other businesses (ii)	187,352,461	(106,022,013)	81,330,448	197,797,177	(109,940,648)	87,856,529
Group consolidated revenues			689,976,747			717,635,401

(i)    The reduction of Euro 22 million in standalone revenues from Portuguese telecommunications business in the first quarter of 2014 was compared to the same period of the previous year, is primarily explained by: (1) lower revenues driven by the Enterprise customer segment (Euro 13 million), penalized by continued pricing and consumption pressure, as companies continue to  reduce investments and undertake cost cutting initiatives; and (2) revenue decline in the Personal customer segment (Euro 8 million), mainly as a result of lower customer revenues reflecting the adverse macroeconomic environment that translates into lower and volatile recharges, price competition and migration to lower tariff plans. Revenues from residential customers, which continue to be impacted by pricing and competitive dynamics, remained broadly stable, notwithstanding continued market share gains of MEO triple-play and quadruple play offers.

(ii)   The lower contribution from other businesses to consolidated revenues reflects mainly the impact of the depreciation of the Namibian Dollar against the Euro and other negative currency effects (Euro 11 million). Adjusting for this effect, other revenues would have increased by Euro 4 million to Euro 92 million in the three months period ended 31 March 2014, primarily explained by a higher contribution from MTC, reflecting higher data and internet services and retail voice revenues, partially offset by a lower contribution from Timor Telecom, reflecting the entrance of two new competitors in the market during the year 2013.

In the three month periods ended 31 March 2014 and 2013, the reconciliation between income before financial results and taxes relating to the consolidated operating segments and the Group’s consolidated net income is as follows:

Euro

	1Q14	1Q13
Income before financial results and taxes relating to Telecommunications in Portugal (i)	94,414,728	124,618,493
Income (loss) before financial results and taxes relating to other businesses	(5,380,819)	(2,762,311)
Income before financial results and taxes	89,033,909	121,856,182
Financial gains and (losses):
Net interest expenses (Note 8)	(65,651,250)	(64,341,744)
Equity in earnings of joint ventures (Note 17)	(18,204,317)	(16,982,768)
Equity in earnings of associated companies, net (ii)	21,661,989	41,099,432
Net other financial losses (Note 9)	(15,976,566)	(7,651,323)
Income taxes (Note 10)	(16,003,864)	(34,245,808)
Net income (loss)	(5,140,099)	39,733,971

(i)    The reduction  of Euro 30 million in this caption reflects mainly (1) lower operating revenues (Euro 22 million), as explained above, and (2) lower net other gains (Euro 31 million), explained by a gain recorded in the first quarter of 2013 related to the Wireline Concession Agreement, as explained in Note 7. These effects were partially offset by (1) a reduction in depreciation and amortization expenses (Euro 7 million), benefiting from lower investments undertaken in 2013, (2) lower wages and salaries explained by higher efficiency levels in certain internal processes and lower costs related to the restructuring plan implemented in the second quarter of 2013, and (3) lower commercial and third party costs (Euro 13 million), reflecting Portugal Telecom’s relentless focus on cost cutting and profitability and also an increase in maintenance productivity due to the implementation of new generation access networks, notwithstanding the increased push of commercial activities due to the rollout of M4O.

(ii)   The decrease in equity in earnings of associated companies reflects primarily lower results of Unitel. In the first quarter of 2013, this caption also includes Portugal Telecom’s share in the earnings of CTM, amounting to Euro 8 million, which was disposed of in the second quarter of 2013.

In the three month periods ended 31 March 2014 and 2013, capital expenditures by consolidated operating segment and their reconciliation to the consolidated capital expenditures are as follows (Note 12):

Euro

	1Q14	1Q13
Telecommunications in Portugal	79,566,437	99,165,819
Other businesses	22,998,487	20,564,491
	102,564,924	119,730,310

In the three months period ended 31 March 2014, capital expenditures in the Portuguese telecommunications business amounted to Euro 80 million, a decrease of Euro 20 million over the same period last year, reflecting: (1) lower infrastructure and technology related capital expenditures, as a result of the strong investments made in the past years, both on FTTH and 4G-LTE networks; (2) lower IS / IT related capital expenditures, primarily explained by the investment made in Portugal Telecom’s data centre in 2013, and (3) lower customer related capital expenditures, explained by lower unitary equipment costs and lower churn across the pay-TV and broadband services.

As mentioned previously, Oi is classified as a joint venture and is accounted for by the equity method, in accordance with the requirements of IFRS 11. Nevertheless, Oi is still an operating segment in accordance with IFRS 8 Reportable Segments and, therefore, we present below its financial information for the three month periods ended 31 March 2014 and 2013 considering the 25.6% joint control interest held by of Portugal Telecom:

Euro

	1Q14	1Q13
Revenues (i)	556,195,707	723,943,188
Income before financial results and taxes (ii)	104,214,844	68,108,709
Capital expenditures (iii)	95,520,439	164,252,004

(i)    The reduction of Euro 168 million in revenues from Oi is primarily explained by the impact of the depreciation of the Brazilian Real against the Euro (Euro 127 million) and, on a constant currency basis, reflects mainly a lower interconnection revenues and decrease in other operating revenues.

(ii)   The increase of Euro 36 million in Oi’s income before financial results and taxes reflects primarily a gain recorded in the first quarter of 2014 regarding the disposal of 2,007 telecommunications mobile towers, amounting to R$1,322 million (Euro 105 million). This effect was partially offset by (1) the impact of the depreciation of the Brazilian Real against the Euro (Euro 24 million) and, on a constant currency basis, (2) lower operating revenues (Euro 41 million), as explained above, (3) higher depreciation and amortization expenses (Euro 10 million), reflecting the increased investments made in previous years, and (4) higher wages and salaries (Euro 30 million), explained mainly by a reversal of variable remunerations recorded in the first quarter of 2013.

(iii)  On a constant currency basis, excluding the impact of the depreciation of the Brazilian Real against the Euro (Euro 22 million), Oi’s capital expenditures would have decreased to Euro 117 million in the three months period ended 31 March 2014, a decrease of Euro 47 million over the same period of last year, reflecting more granular approach to investment and a focus on strengthening the partnership with key suppliers, including the rationalisation of supplies, the renegociation of key contracts  and focus on optimising the total cost of ownership of the network and extrating network synergies amongst different technologies and with other partners.

6.      Post retirement benefits

As at 31 March 2014, the Company did not obtain an actuarial valuation to recognize post retirement benefits and, therefore, costs recorded during the three months period ended 31 March 2014 are based on the 31 December 2013 actuarial valuation, adjusted only by curtailment costs incurred during that period.

As at 31 March 2014, the projected post retirement benefits obligations, which relate to pension complements and healthcare benefits, totalled Euro 492 million and the fair value of plan assets amounted to Euro 418 million, as compared to Euro 494 million and Euro 386 million as at 31 December 2013, respectively. In addition, Portugal Telecom had liabilities with salaries payable to suspended and pre-retired employees amounting to Euro 816 million as at 31 March 2014, as compared to Euro 852 million as at 31 December 2013, which are not subject to any legal funding requirement. These salaries are paid on a monthly basis directly by Portugal Telecom to beneficiaries until retirement age. Consequently, as at 31 March 2014, net benefits obligations amounted to Euro 891 million, as compared to Euro 959 million as at 31 December 2013.

During the three month periods ended 31 March 2014 and 2013, the changes in post retirement benefits obligations, net of the fair value of plan assets, were as follows:

Euro

			Salaries due to
	Pension		pre-retired and
	complements	Healthcare	suspended
	benefits	benefits	employees	Total
Balance as at 31 December 2013	22,559,836	84,815,958	851,670,275	959,046,069
Periodic post retirement benefits costs	246,854	1,522,500	3,798,250	5,567,604
Work force reduction costs	—	—	37,012	37,012
Net actuarial losses (gains)	(1,082,575)	(27,248,182)	—	(28,330,757)
Payments, contributions and reimbursements	(1,341,475)	(4,782,412)	(39,268,588)	(45,392,475)
Balance as at 31 March 2014	20,382,640	54,307,864	816,236,949	890,927,453

Euro

			Salaries due to
	Pension		pre-retired and
	complements	Healthcare	suspended
	benefits	benefits	employees	Total
Balance as at 31 December 2012	27,801,205	75,495,635	730,437,447	833,734,287
Periodic post retirement benefits costs	303,917	1,587,977	3,320,433	5,212,327
Work force reduction costs	—	—	24,028	24,028
Net actuarial losses (gains)	(944,841)	5,201,865	—	4,257,024
Payments, contributions and reimbursements	(151,160)	(3,997,396)	(34,210,738)	(38,359,294)
Balance as at 31 March 2013	27,009,121	78,288,081	699,571,170	804,868,372

Certain post retirement benefits plans for which the fair value of plan assets exceed the projected post-retirement benefit obligation, and an asset can be recorded as it is possible for the Company to use the surplus, are presented in the Consolidated Statement of Financial Position separately from those plans with a projected post-retirement benefits obligations exceeding the fair value of their plan assets. As at 31 March 2014 and 31 December 2013, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

Euro

	31 Mar 2014	31 Dec 2013
Pension plans with a deficit position	22,260,433	24,393,836
Salaries to pre-retired and suspended employees	816,236,949	851,670,275
Healthcare plans with a deficit position	54,307,864	84,815,958
Plans with a deficit position	892,805,246	960,880,069
Pension plans with a surplus position	(1,877,793)	(1,834,000)
	890,927,453	959,046,069

The detail of post retirement benefits costs in the three month periods ended 31 March 2014 and 2013 is as follows:

Euro

	1Q14	1Q13
Post retirement benefits costs
Periodic service cost	969,292	1,056,245
Net interest cost	4,598,312	4,156,082
	5,567,604	5,212,327
Service cost related to liabilities transferred to the Portuguese State (i)	4,849,211	5,472,664
Total post retirement benefits costs	10,416,815	10,684,991

Work force reduction costs
Curtailment cost	37,012	24,028
Termination payments	226,861	619,865
Total work force reduction costs	263,873	643,893

(i)             This caption relates to a contribution to the Portuguese Social Security System, regarding the annual service of active employees that were entitled to pension benefits under the Company’s post retirement benefits plans transferred to the Portuguese State in December 2010.

Net actuarial gains recorded in the Consolidated Statement of Comprehensive Income in the three months period ended 31 March 2014 amounted to Euro 28,330,757, as compared to net losses of Euro 4,257,024 in the same period last year, and relate to the difference between actual return on plan assets and the expected return on plan assets computed based on the discount rates for the related obligations. In the three month periods ended 31 March 2014 and 2013, the actual return on plan assets was +8.1% and -0.1%, respectively, as compared to the average discount rates used to compute the expected return on assets, which stood at approximately +0.9% in both periods.

Net cash out flows relating to post retirement benefits in the three month periods ended 31 March 2014 and 2013 are as follows:

Euro

	1Q14	1Q13
Payments of salaries to pre-retired and suspended employees	39,268,588	34,210,738
Contributions to the pension funds	1,120,000	—
Reimbursements related to healthcare expenses	4,782,412	3,997,396
Payments of pension complements benefits	221,475	151,160
	45,392,475	38,359,294
Service cost related to liabilities transferred to the Portuguese State (i)	4,849,211	5,150,338
Termination payments	226,861	619,865
	50,468,547	44,129,497

(i)             This caption corresponds to the contribution paid by Portugal Telecom to the Portuguese Social Security System, relating to the annual service of active employees that were entitled to pension benefits under the Company’s post retirement benefits plans transferred to the Portuguese State in December 2010.

7.                  Net other losses (gains)

Net other losses amounted to Euro 6 million in the three months period ended 31 March 2014, as compared to net other gains  of Euro 24 million in the same period last year, a change of Euro 30 million that reflects primarily the recognition of an account receivable related to the wireline Concession Agreement in the first quarter of 2013.

8.                  Net interest expenses

In the three month periods ended 31 March 2014 and 2013, this caption consists of (Note 5):

Euro

	1Q14	1Q13
Interest expense
Related to loans obtained and financial instruments	83,944,352	86,376,874
Other	4,289,946	1,377,894
Interest income
Related to cash, short-term investments and financial instruments	(21,228,129)	(22,070,562)
Other	(1,354,919)	(1,342,462)
	65,651,250	64,341,744

The increase in net interest expenses reflects minor increases in the average net debt and in the average cost of net debt from Portuguese operations, from 5.3% in the three months period ended 31 March 2013 to 5.4% in the three months period ended 31 March 2014, mainly as a result of a lower return on cash applications.

9.                  Net other financial losses

In the three month periods ended 31 March 2014 and 2013, this caption consists of (Note 5):

Euro

	1Q14	1Q13
Bank commissions and expenses	16,598,178	10,185,958
Net foreign currency exchange gains	(497,378)	(3,487,942)
Other	(124,234)	953,307
	15,976,566	7,651,323

The increase in net other financial losses, which include net foreign currency gains, net losses on financial assets and net other financial expenses, reflects primarily: (1) lower foreign currency gains, explained mainly by the impact of the appreciation of the US Dollar against the Euro on net assets denominated in US Dollars in the first quarter of 2013, and (2) higher bank fee services and other financial costs, reflecting already certain expenses incurred in connection with the ongoing business combination between Portugal Telecom, Oi and Telemar Participações (Note 1).

10.           Income taxes

In 2014, companies located in mainland Portugal are subject to Corporate Income Tax at a base rate of 23% (25% in 2013), increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a state surcharge levied at the rate of 3.0% on taxable income between Euro 1.5 million and Euro 7.5 million, 5.0% on taxable income between Euro 7.5 million and Euro 35.0 million (above Euro 7.5 million in 2013) and 7.0% on taxable income in excess of Euro 35.0 million (not applicable in 2013), resulting in a maximum aggregate tax rate of approximately 31.5%, for taxable income higher than Euro 35.0 million.

In the three month periods ended 31 March 2014 and 2013, the reconciliation between the nominal and the effective income tax is as follows:

Euro

	1Q14	1Q13
Income before taxes	10,863,765	73,979,779
Statutory tax rate	31.5%	31.5%
	3,422,086	23,303,630
Difference in tax rates (i)	310,527	(4,388,281)
Permanent differences	14,723,933	11,566,260
Provisions for income tax contingencies	(1,608,172)	4,076,860
Adjustments to the income taxes of previous years	(844,510)	(312,661)
	16,003,864	34,245,808
Income tax
Current	13,326,763	21,776,236
Deferred	2,677,101	12,469,572
	16,003,864	34,245,808

(i)             This caption corresponds to the impact of the difference between the statutory tax rate applicable in Portugal and other tax rates applicable to Group companies, namely to foreign operations.

The reduction in income taxes, from Euro 34 million in the three months period ended 31 March 2013 to Euro 16 million in the three months period ended 31 March 2014, is primarily explained by lower income from operations across all businesses and also to higher financial expenses and lower equity in earnings of associated companies.

Deferred tax assets recorded in the Consolidated Statement of Financial Position decreased to Euro 555 million as at 31 March 2014 from Euro 565 million as at 31 December 2013, reflecting essentially the recognition of the tax effect on net actuarial gains recorded in the first quarter of 2014. Deferred tax liabilities recorded in the Consolidated Statement of Financial Position remained broadly stable at Euro 243 million.

In the event that the proposed business combination between Portugal Telecom, Oi and Telemar Participações (Note 1) is completed, tax losses carryforward from Portugal Telecom amounting to Euro 210 million as at 31 March 2014 will be available only upon the approval from the tax authorities, as under the proposed business combination Portugal Telecom would cease to exist.

11.           Earnings per share and dividends

Earnings per share in the three month periods ended 31 March 2014 and 2013 were computed as follows:

Euro

		1Q14	1Q13
Net income (loss) attributable to equity holders of the parent	(1)	(14,722,720)	26,746,652
Financial costs related to exchangeable bonds (net of tax)	(2)	7,906,692	7,607,015
Net income (loss) considered in the computation of the diluted earnings per share	(3)	(6,816,028)	34,353,667
Weighted average common shares outstanding in the period (i)	(4)	855,103,005	855,028,595
Effect of the exchangeable bonds		84,175,084	84,175,084
	(5)	939,278,089	939,203,679
Earnings per share attributable to equity holders of the parent
Basic	(1)/(4)	(0.02)	0.03
Diluted	(3)/(5)	(0.02)	0.03

(i)             Weighted average shares outstanding were computed considering the 896,512,500 issued shares adjusted for 20,640,000 treasury shares held through equity swap contracts, and (2) Portugal Telecom’s stake in its own shares that were acquired by Oi in 2011 and 2012, under the strategic partnership between Portugal Telecom and Oi.

On 19 April 2013, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 32.5 cents per share, totalling Euro 284,658,563, which was paid on 17 May 2013.

On 30 April 2014, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 10.0 cents per share, totaling Euro Euro 87,587,250, which shall be paid on 30 May 2014.

12.           Tangible and intangible assets

As at 31 March 2014 and 31 December 2013, the balances of tangible and intangible assets were as follows:

Euro

	31 Mar 2014	31 Dec 2013
Tangible assets	3,373,319,835	3,438,479,384
Intangible assets
Licenses and other rights	672,206,207	679,264,600
Other intangible assets	37,130,126	38,439,076
	709,336,333	717,703,676
	4,082,656,168	4,156,183,060

The change in the carrying amount of tangible and intangible assets during the three months period ended 31 March 2014 is primarily explained by depreciation and amortization costs of Euro 174 million that were partially offset by capital expenditures of Euro 103 million (Note 5) incurred in the period.

During the three month periods ended 31 March 2014 and 2013, depreciation and amortization costs and capital expenditures were as follows:

Euro

	1Q14	1Q13
Depreciation and amortization costs
Tangible assets	143,396,628	150,990,782
Intangible assets	30,128,192	30,927,509
	173,524,820	181,918,291
Capital expenditures (Note 5)
Tangible assets	80,480,214	95,288,797
Intangible assets	22,084,710	24,441,513
	102,564,924	119,730,310

The decrease in depreciation and amortization costs (Euro 8 million) is explained primarily by lower depreciation and amortisation expenses in the Portuguese telecommunications businesses (Euro 7 million), reflecting the decline in capital expenditures in 2013 and the first quarter of 2014 as compared to previous periods, following the investments in future proof technologies and new generation networks undertaken in previous years, namely in FTTH and 4G-LTE coverage.

13.           Debt

As at 31 March 2014 and 31 December 2013, Portugal Telecom’s gross debt amounted, respectively, to Euro 7,227,149,955 and Euro 7,371,137,893, as follows:

Euro

	31 Mar 2014		31 Dec 2013
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	745,607,829	—	743,011,847	—
Bonds	—	4,732,289,116	—	4,731,260,092
Bank loans
External loans	103,877,632	949,122,892	103,868,391	949,281,957
Domestic loans	2,875,220	174,523,188	5,111,006	175,039,738
Liability related to equity swaps on treasury shares	73,210,081	—	73,210,079	—
Commercial paper	399,750,000	—	542,000,000	—
Leasings	25,366,269	20,482,400	24,729,526	23,579,646
Other financings	45,328	—	45,611	—
	1,350,732,359	5,876,417,596	1,491,976,460	5,879,161,433

During the three months period ended 31 March 2014, gross debt decreased by Euro 144 million reflecting primarily the reduction in the amounts due under Portugal Telecom’s commercial paper programmes (Euro 142 million).

Except for the above mentioned, during the three months period ended 31 March 2014, Portugal Telecom (a) did not issue any new bonds or exchangeable bonds, (b) has not repaid any bonds outstanding as at 31 December 2013 and (c) did not obtain any other significant new facilities or issued relevant amounts of notes. Additionally, the repayments of debt were made in line with repayment terms disclosed in the last annual report.

As at 31 March 2014, the undrawn amount of Portugal Telecom’s committed commercial paper lines and standby facilities plus the amount of available cash, totalled Euro 3,048 million.

14.           Statement of cash flows

(a)         Payments relating to indirect taxes and other - This caption includes primarily payments related to the expenses recorded in the caption “Indirect taxes” of the Consolidated Income Statement, and also payments and collections of Value-Added Tax in Portugal.

(b)         Short-term financial applications - These captions include basically cash payments related to new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash payments amounted to Euro 150,293,011 and Euro 308,842 in the three month periods ended 31 March 2014 and 2013, respectively.

(c)          Cash receipts (payments) resulting from interest and related income (expenses) —  In the three month periods ended 31 March 2014 and 2013, cash payments resulting from interest and related expenses net of cash receipts resulting from interest and related income amounted to Euro 133,295,343 and Euro 92,837,750, respectively, an increase that reflects primarily a higher contribution from Portuguese operations, due to a payment schedule different interest in the first quarter of 2014 compared to the first quarter of 2013, an effect that is expected to be offset by the end of 2014.

(d)         Cash receipts resulting from dividends — During the three month periods ended 31 March 2014 and 2013, the composition of this caption is as follows:

Euro

	1Q14	1Q13
CTM	—	25,228,274
Oi	—	49,394,718
Other	1,056,627	611,891
	1,056,627	75,234,883

(e)       Loans - Cash receipts resulting from loans obtained and cash payments resulting from loans repaid relate basically to commercial paper and other bank loans which are regularly renewed.

In the three months period ended 31 March 2014, cash payments from loans repaid, net of cash receipts resulting from loans obtained, amounted to Euro 150,141,933, reflecting mainly the reduction in the amounts due under the Portugal Telecom’s commercial paper programme (Note 13).

In the three months period ended 31 March 2013, cash payments resulting from loans repaid, net of cash receipts from loans obtained, amounted to Euro 304,009,284, reflecting mainly (1) the decrease in the outstanding amount due under Portugal Telecom’s standby credit facilities, and (2) the several effects that offset each other, including mainly the 1 billion Eurobond issued in May 2013 and the 2009 Eurobond repaid in April 2013 for an amount of Euro 936 million.

(f)           Dividends paid — In the three month periods ended 31 March 2014 and 2013, the composition of this caption is as follows:

Euro

	1Q14	1Q13
MTC	9,798,073	10,101,130
Other	—	6,529,931
	9,798,073	16,631,061

15.           Related parties

a) Associated companies and joint ventures

Balances as at 31 March 2014 and 31 December 2013 and transactions occurred during the three month periods ended 31 March 2014 and 2013 between Portugal Telecom and associated companies and joint ventures are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	31 Mar 2014	31 Dec 2013	31 Mar 2014	31 Dec 2013	31 Mar 2014	31 Dec 2013
Joint ventures	5,922,069	4,685,059	3,126,937	24,796	—	—
Other international companies:
Unitel (i)	378,767,605	238,241,859	5,324,457	2,638,599	—	—
Multitel	6,194,318	6,265,431	176,441	229,884	826,345	915,058
CTM	—	—	—	—	—	—
Other	1,412,052	646,420	—	—	—	—
Domestic companies:
Páginas Amarelas (ii)	—	173,050	—	1,325,856	—	—
PT-ACS	4,250,606	3,372,065	2,871,712	3,103,827	—	—
Fundação PT	1,178,852	341,983	1,009	—	—	—
Sportinveste Multimédia	69,873	56,864	181,306	226,993	32,282,861	32,282,861
Siresp	12,641	28,024	5,902	5,860	1,134,818	1,260,909
Other	490,427	410,491	1,360,012	1,129,313	3,117,210	2,392,443
	398,298,443	254,221,246	13,047,776	8,685,128	37,361,234	36,851,271

(i)    Accounts receivable from Unitel as at 31 March 2014 and 31 December 2013 include basically dividends receivable from this associated company.

(ii)   Portugal Telecom concluded the disposal of the investment in Páginas Amarelas during the first quarter of 2014.

Euro

	Costs		Revenues		Interest charged
Company	1Q14	1Q13	1Q14	1Q13	1Q14	1Q13
Joint ventures	845,301	239,764	3,242,143	1,125,144	—	—
Other international companies:
Unitel	1,980,822	1,245,363	3,357,658	3,191,571	—	331,118
Multitel	56,207	4,006	367,946	465,340	—	—
CTM	—	74,045	—	25,619	—	—
Other	23	7,387	—	54,648	—	—
Domestic companies:
Páginas Amarelas (i)	—	5,808,207	—	384,267	—	—
PT-ACS	4,133,833	2,773,967	—	673,028	—	—
Sportinveste Multimédia	92,077	276,996	45,711	49,432	5,489	8,559
Siresp	—	—	4,712,030	3,797,300	12,586	14,980
Other	183,570	97,526	953,756	1,004,866	20,697	34,198
	7,291,833	10,527,261	12,679,244	10,771,215	38,772	388,855

(i)             Portugal Telecom concluded the disposal of the investment in Páginas Amarelas during the first quarter of 2014.

The terms and contractual conditions in agreements entered into by Portugal Telecom and its subsidiaries with the companies mentioned above are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include primarily:

•                      Loans granted to Sportinveste Multimédia under the shareholders agreement of this company, in order to finance its activity; and

•                      Roaming agreements entered into with Unitel.

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those financial institutions, including bank deposits, short-term investments and financings, as well as telecommunications services rendered by the Company to those financial institutions. In addition, Visabeira (a service provider of Portugal Telecom’s wireline business) and Controlinveste (a media content provider) are also major shareholders of Portugal Telecom. Transactions occurred during the three months period ended 31 March 2014 and balances as at 31 March 2014 between Portugal Telecom and its major shareholders, excluding the outstanding balances related to bank deposits, short-term investments and financings, are as follows (including VAT):

Euro

	Revenues	Costs	Accounts	Accounts
Company	and gains (i)	and losses (i)	receivable	payable
BES	16,059,164	6,396,971	1,677,613	432
Visabeira	1,723,265	14,101,647	19,216,770	4,163,689
Controlinveste	549,792	12,753,181	634,104	7,474,735
Ongoing	108,478	800,311	139,254	331,398
BlackRock	84	—	—	71
UBS	72	36,508	—	—
	18,440,855	34,088,618	21,667,741	11,970,325

(i)             Revenues and gains include sales and services rendered by Portugal Telecom and interest received on bank deposits, while costs and losses include supplies and external services provided to Portugal Telecom and interest paid on financing agreements and equity swaps.

The terms and contractual conditions in agreements entered into by Portugal Telecom and its shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to Portugal Telecom.

Pensions and healthcare funds in Portugal, which were incorporated to cover the Company’s Portuguese post retirement benefits plans (Note 6), are managed in accordance with an investment guideline approved by the board of directors of Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 31 March 2014, the total exposure of these investments to BES, Rocha dos Santos Holding and Portugal Telecom was Euro 116  million, Euro 95 million and Euro 47 million, respectively, as compared to Euro 89 million, Euro 95 million and Euro 58 million as at 31 December 2013, respectively.

c) Other

During the three month periods ended 31 March 2014 and 2013, fixed remunerations of board members, which were established by the Remunerations Committee, amounted to Euro 1.12 million and Euro 1.25 million, respectively.

Under the terms of the remunerations policy established by the Remunerations Committee, executive board members are entitled to receive an annual variable remuneration related to the performance achieved, of which 50% is payable in the following year and the remaining 50% is payable 3 years after if certain performance measures are achieved. Portugal Telecom recognizes an accrual for variable remunerations on an annual basis. In the three months period ended 31 March 2014, and after the Remunerations Committee assessed that the criteria established in the remunerations policy had been fully complied with, a total amount of Euro 4.89 was paid to executive board members regarding the 50% portion of the 2010 variable remunerations that had not been paid in the following years but deferred for a three year period.

Additionally, in connection with the strategic partnership entered into with Oi and Contax, five of Portugal Telecom’s board members perform executive duties in these companies (Portugal Telecom’s joint ventures), having received in the three month periods ended 31 March 2014 and 2013 a total fixed compensation of R$ 0.41 million (Euro 0.13 million) and R$ 0.49 million (Euro 0.18 million), respectively, which was established by the competent corporate bodies in accordance with local legislation.

In addition to the above mentioned remunerations, executive board members are entitled to fringe benefits primarily utilized in their daily functions, in connection with a policy defined for the Group. As at 31 March 2014, there was no share based payment program or termination benefits in place.

During the three month periods ended 31 March 2014 and 2013, key members of Portugal Telecom’s management, as defined under the Securities Code, received fixed remunerations amounting to Euro 0.8 million and Euro 1.0 million, respectively, and there were no payments of variable remunerations.

16.           Financial assets and liabilities

Portugal Telecom is primarily exposed to market risks resulting from changes in foreign currency exchange rates and interest rates, credit risks and liquidity risks. The main objective of Portugal Telecom’s financial risk management is to reduce these risks to an acceptable level. As explained in more detail in the Company’s last annual report, Portugal Telecom’s financial risk management is conducted primarily through:

(i)    Interest rate derivatives entered into with the purpose of swapping floating rate into fixed rate debt, in order to reduce the risks associated with the Group’s floating interest rate debt that is not hedged indirectly through cash applications, since these instruments also bear interest at floating rates.

(ii)   A regular monitoring of outstanding receivables from services rendered to our customers in order to manage credit risk, which is made on a business-to-business basis and aims to (a) limit the credit granted to customers, considering the profile and the aging of receivables from each customer, (b) monitor the changes in the level of credit granted, (c) perform an impairment analysis of its receivables on a regular basis, and (d) assess the market risk where the customer is located.

(iii)  Maintaining a liquidity position and an average maturity of debt that allows the Group to repay its short-term debt and, at the same time, pay all its contractual obligations, in order to mitigate liquidity risks. Portugal Telecom’s liquidity position is given by the amount of available cash and cash equivalents plus the undrawn amount of Portugal Telecom’s committed commercial paper lines and standby facilities, as mentioned in Note 13.

The contracting of the above mentioned derivative financial instruments is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom’s Executive Committee. The fair value of these derivatives is determined on a regular basis, based on market information, in order to assess the economic and financial implications of different scenarios. The Executive Committee monitors regularly these financial risks.

The table below presents the carrying amount and the fair value of the Group’s main financial assets and financial liabilities as at 31 March 2014 and 31 December 2013, including the fair value hierarchy level for those for which a fair value calculation was obtained:

Euro million

		31 Mar 2014		31 Dec 2013
Caption	Fair value hierarchy (i)	Carrying value	Fair value	Carrying value	Fair value
Financial assets carried at amortised cost:
Cash and cash equivalents		1,276.8	1,276.8	1,659.0	1,659.0
Short-term investments		1,071.3	1,071.3	914.1	914.1
Accounts receivable - trade (ii)		755.1	755.1	763.1	763.1
Accounts receivable - other (ii)		533.6	533.6	407.5	407.5
Investments in group companies - loans granted		5.2	5.2	5.4	5.4
		3,642.1	3,642.1	3,749.2	3,749.2
Financial liabilities carried at amortised cost:
Debt - exchangeable bonds (Note 13) (iii)	Level 1	745.6	760.2	743.0	763.4
Debt - bonds (Note 13) (iii)	Level 1	4,732.3	5,110.5	4,731.3	4,964.2
Debt - bank loans (Note 13) (iv)	Level 2	1,230.4	1,236.0	1,233.3	1,238.7
Debt - equity swaps on treasury shares (Note 13) (iv)	Level 2	73.2	(9.8)	73.2	(8.3)
Debt - other loans (Note 13) (v)		399.8	399.8	542.0	542.0
Accounts payable (ii)		523.5	523.5	587.7	587.7
Accrued expenses (ii)		522.3	522.3	534.7	534.7
Other current liabilities		3.9	3.9	14.0	14.0
Other non-current liabilities		5.1	5.1	5.0	5.0
		8,236.3	8,551.7	8,464.2	8,641.4
Financial liabilities recorded according to IAS 17
Debt - finance leases (Note 13)		45.8	45.8	48.3	48.3
		45.8	45.8	48.3	48.3

(i)                IFRS 7 Financial Instruments: Disclosures require that the fair value of financial assets and liabilities must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions, named fair value measurement hierarchy. This hierarchy attaches more importance to available market inputs (observable data) and less weight to inputs based on data without transparency (unobservable data), ranging from Level 1 to Level 3, respectively. During the three months period ended 31 March 2014, there were not significant transfers between the levels of the fair value hierarchy.

(ii)             Accounts receivable, accounts payable and accrued expenses have generally short-term maturities and therefore their fair values is considered to be similar to the respective carrying amounts.

(iii)          Fair value of convertible bonds and non-convertible bonds from Portuguese operations was obtained based on quoted prices in active markets.

(iv)         The fair value of the financial instrument associated with the liability related to equity swap on treasury shares was determined based on the difference between the exercise price of these equity swaps and Portugal Telecom’s stock price as of that date, including the interest effect.

(v)            Other loans include mainly amounts due under commercial paper programmes, the maturity of which is lower than 3 months.

17.           Investments in joint ventures

On 28 March 2011, Portugal Telecom completed the acquisition of its investments in Oi and Contax and the agreements with the controlling shareholders of Oi and Contax, for a total cash consideration of R$8,437 million (Euro 3,728 million). The investment in Telemar was realized through the acquisition of a direct stake in this company and indirectly through the acquisition of stakes in the share capital of its controlling shareholders, while the investment in Contax was made indirectly through the acquisition of a stake in the share capital of CTX.

Oi Group is the leading provider of telecommunication services in the Brazilian market, providing these services through Oi, S.A. and its subsidiaries, and Contax is one of the leading corporate services company and the leader in contact centre services in Brazil.

As referred to above, the terms of the shareholders’ agreements entered into by Portugal Telecom, AG and LF in relation to the investments in Oi and Contax contain mechanisms designed to produce unanimous voting by these parties in meetings of the board of directors of Telemar Participações and CTX Participações on strategic financial and operating decisions relating to the activity of the Oi and Contax groups, respectively. Therefore, in accordance with the provisions of IFRS 11, the Company concluded that it contractually shares the control of Telemar Participações and CTX Participações and, accordingly, these companies together with its subsidiaries are classified as joint ventures and, consequently, accounted for by the equity method.

The detail of Portugal Telecom’s total investment in Oi, Contax and their controlling shareholders is as follows:

Euro

	31 Mar 2014	31 Dec 2013
Oi	2,102,960,680	2,013,310,333
Financial Investment (i)	1,312,356,384	1,254,256,430
Goodwill (ii)	790,604,296	759,053,903
Contax	55,180,680	54,251,514
Financial investment	17,679,195	18,246,588
Goodwill (ii)	37,501,485	36,004,926
Telemar Participações (iii)	77,656,563	77,907,584
LF (iv)	120,646,615	120,551,271
AG (iv)	124,906,238	124,513,850
CTX	15,671,591	16,181,157
Other	1,700,338	1,531,151
	2,498,722,705	2,408,246,860

(i)                 As at 31 March 2014 and 31 December 2013, Portugal Telecom held a 15.4% direct interest in Oi. The increase in the carrying value of this investment during the first quarter of 2014 reflects primarily the impact of the appreciation of the Brazilian Real against the Euro (Euro 52 million) and the Company’s share in net other comprehensive income of Oi (Euro 8 million), effects that were partially offset by the Company’s share in Oi’s net losses, amounting to Euro 2 million, as detailed below.

(ii)            The change in these captions reflects the impact of the appreciation of the Brazilian Real against the Euro (Euro 32 million).

(iii)         As at 31 March 2014 and 31 December 2013, Portugal Telecom held a 12.1% direct interest in Telemar Participações. The investment in Telemar Participações reflected its net assets composed by (1) this company’s investment in Oi through a 18.8% direct interest, and (2) its outstanding gross debt totalling Euro 987 million as at 31 March 2014 (Euro 942 million as at 31 December 2013).

(iv)          As at 31 March 2014 and 31 December 2013, Portugal Telecom held a 35% direct interest in both AG and LF. The investments in these companies reflected their net assets composed by (1) their investments in Telemar Participações through a 19.4% direct interest each and in Oi through a 4.25% direct interest each, and (2) their outstanding gross debt.

The table below provides information about the losses of joint ventures based on the joint control interest held by Portugal Telecom:

Euro

	1Q14	1Q13
Oi	(1,674,875)	12,633
Telemar Participações	(4,526,945)	(3,924,409)
LF	(5,839,629)	(6,023,737)
AG	(5,867,987)	(6,510,248)
Contax	(344,715)	(190,772)
CTX	(339,307)	(512,398)
Other	389,141	166,163
	(18,204,317)	(16,982,768)

Adjusted for the net effects of the depreciation of the Brazilian Real against the Euro (Euro 4 million), the change in the earnings of joint ventures reflects primarily a gain of R$1,322 million (Euro 105 million) recorded by Oi in the first quarter of 2014 in connection with the disposal of 2,007 mobile telecommunications towers, which was offset by lower operating revenues, higher personnel costs and higher depreciation and amortization expenses, as explained in detail in Note 5, and also higher net interest expenses, reflecting mainly the impact of the increase in Oi’s average net debt, and an increase in income taxes.

18.           Subsequent events

On 5 May 2014, as explained in more detail in Note 1, Portugal Telecom subscribed a share capital increase at Oi through the contribution of assets representing all of the operating assets held directly or indirectly by the Portugal Telecom Group and the related liabilities, with the exception of the shares of Oi, the shares of Contax Participações S.A. and the shares of Bratel B.V., for the amount of Brazilian R$5.7 billion (Euro 1.75 billion), as a result of which, following the share capital increase and the option exercised by Banco BTG Pactual S.A., Portugal Telecom owned, directly and indirectly, 35.8% of Oi’s issued and outstanding share capital (excluding Portugal Telecom’s interest in the shares of Oi owned by Telemar Participações S.A., AG and LF). Also on 5 May 2014, Portugal Telecom subscribed R$4.8 billion of debentures convertible into shares of AG and LF, the proceeds of which AG and LF shall use to repay its indebtness and to subscribe convertible debentures to be issued by Telemar Participações, which in turn will also use those proceeds to repay its own indebtness.

On 7 May 2014, Portugal Telecom realised the physical settlement of its equity swap contracts over 20,640,000 treasury shares, for a total amount of Euro 73 million.

Additional information

Additional information

29. April.14 | PT announced that the period for the subscription of shares under the share capital increase of Oi S.A. (“Oi”) ended. In the share capital increase 2,142,279,524 ordinary shares were issued at the price of R$2.17 per share and 4,284,559,049 preferred shares (PN) were issued at a price of R$2.00 per share, resulting in total proceeds of c. R$13.1 billion, after underwriting discounts and commissions (before expenses). Based on the value of the PT Assets resulting from the independent valuation carried out by Banco Santander (Brasil), S.A, i.e. R$ 5,709.9 million, PT subscribed for 1,045,803,934 common shares and 1,720,252,731 preferred shares issued by Oi. The Resulting Stake complies with PT subscription commitment conditions, being within the range agreed in the Memorandum of Understandings executed on 1 October 2013.

5. May.14 | PT announced that has transferred to a securities account in the name of Oi, S.A. (“Oi”), with the settlement of Oi’s share capital increase, all the shares it held representing PT Portugal, SGPS, S.A. (“PT Portugal”)’s share capital. Additionally, pursuant to the agreements implementing the changes approved at the meeting held on 18 March 2014 by the holders of the €400,000,000 6.25 per cent Notes due 2016, issued by PT under its €7,500,000,000 Euro Medium Term Note Programme (“Notes”), as of that day PT Portugal became the issuer and principal obligor of such Notes. Nuno Manuel Teiga Luís Vieira was appointed the representative for the relations with the CMVM and the market.

6. May.14 | PT informed on the announcement made by Oi, S.A. (“Oi”) on the closing of public offering of shares and exercise of over-allotment option, as detailed in the company’s document disclosed on the same day.

9. May.14 | PT informed that it has acquired 20,640,000 ordinary shares representing 2.30% of PT’s share capital and corresponding voting rights. This acquisition was executed over the counter and was the result of a physical settlement pursuant to an optional early termination by PT of the equity swap contract established with Barclays Bank Plc and previously disclosed to the market. The acquisition price corresponded to the equity notional amount of the equity swap contract, of € 178,071,826.72, i.e., € 8.6275 per share. Following this transaction, PT holds 20,640,000 ordinary own shares in treasury.

9. May.14 | PT announced that the gross amount of Euro 0.10 per share will be paid on 30 May 2014. The ex-right date will be 27 May 2014, and the record date will be 29 May 2014.

Glossary

ADR	American Depositary Receipt. Depositary certificate listed and traded on the New York Stock Exchange in representation of a foreign share. 1 PT ADR = 1 PT share.

ADSL	Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines.

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

CCPU	Cash Cost Per User. CCPU = monthly average operating costs minus provisions, depreciation and amortization, and cost of equipment sales, per average number of users in the period.

CRM	Customer Relationship Management.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Euronext Lisbon	The domestic stock market upon which PT shares are listed and traded.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid – payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

Gearing ratio	Gearing ratio = net debt / (net debt + equity).

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

NGAN	Next generation acess network

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

NYSE	New York Stock Exchange.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Pay to basic ratio	Pay to basic ratio = total premium subscriptions per number of Pay TV customers.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PBO	Post Retirement Benefit Obligations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SEC	US Securities and Exchange Commission. The US regulator for capital markets.

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.